
03059992

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


MAIL
RECEIVED
AUG 27 2003
PROCESSING
WASH. D.C.
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.
7-31-03

For the month of July 2003.

PROTHERICS PLC
(Translation of Registrant's Name Into English)


PROCESSED
AUG 28 2003
THOMSON
FINANCIAL

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-______________.

The Registrant is furnishing a copy of its annual report for the year ended March 31, 2003.

948053.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: August 8, 2003

By: 

Barrington M. Riley
Finance Director

Generating revenues to fund our research & development

Protherics PLC
Annual Report 2003







protherics

Contents

Products Launched

Product	Principal uses	Status	Licensee/partner	Progress/Milestone
CroFab™ antivenin	Rattlesnake	Approved by FDA October 2000 – Launched Q1 calendar year 2001	Altana (US)	Market estimated at $80m
ViperaTAb® antivenin	Common adder	On market on named patient basis	Swedish Orphan (Scandinavia)	Expansion of sales to European Union
DigiFab™	Reversal of digoxin toxicity	Approved by FDA August 2001 – Launched Feb 2002	Marketed by Altana in US Swedish Orphan (Scandinavia) F H Faulding (Australia/SE Asia)	Market estimated at $20m
Bovine Spongiform Encephalopathy (BSE) Diagnostic Test	Detection of BSE in carcasses	Launched	Enfer Scientific	Further market penetration in Europe

Products in Clinical Trials

Product	Principal uses	Status	Licensee/partner	Progress/Milestone
Angiotensin Immunotherapeutic	Hypertension	Phase II	To be determined	Phase IIb study planned 2004
CytoFab™	Treatment of sepsis	Phase IIb	To be determined	Agreement sought with strategic partner

Products in Research

Product	Principal uses	Status	Licensee/partner	Progress/Milestone
VEGF immunotherapeutic	Cancer therapy	Research/proof of principle	n/a	Phase I/II trial planned 2004
Anti-nephropathy immunotherapeutic	Kidney failure	Research	n/a	Proof of immunogenicity

Acquired Products

Product	Principal uses	Status	Licensee/partner	Progress/Milestone
Voraxaze	Methotrexate toxicity	Seeking regulatory approval	n/a	Named patient sales expected 2003
NQ02	Liver and colorectal cancer	Pre-clinical	n/a	Phase I/II study planned 2004



In the last six months of the financial year to 31 March 2003, Protherics traded profitably.

Financial Highlights

- Turnover up 64% to £11.3 million (£6.9million last year) on continuing operations
- CroFab sales up 70% to £8.5 million (£5 million last year)
- DigiFab completes successful first year with £1.2 million sales
- Operating loss decreased to £0.6 million from £2.2 million on continuing operations
- Offer for Enact Pharma plc, announced 2 May 2003, declared unconditional with regard to acceptances on first closing date, 28 May 2003.

Year to March 31

Turnover £m
(continuing operations)

Operating loss £m
(continuing operations)


2000
0.9
(11.7)
2001
3.5
(4.1)
2002
6.9
(2.2)
2003
11.3
(0.6)

Chairman's Statement

Building a profitable business is Protherics' first objective.









Stuart Wallis
Chairman

In 2002, the value of publicly traded biotechnology companies almost halved. Although a small recovery, particularly in larger US companies, has taken place over the past few months, 2002 was not a good year for the sector which was rocked by scandal (ImClone), bankruptcy (22 biotechnology bankruptcies in the US in 2002), and drug failures late in development. Venture capitalists investing in early stage companies must now look far beyond the 5 to 7 year horizon to expect a payback.

For the major pharmaceutical companies, the situation is not much better. In 2001, of 32 new medicines approved by the FDA, only 5 were new molecules – and none of these originated from those largest companies. The top 14 pharmaceutical companies spent over 65% ($29 billion) of the total research and development expenditure of $44.5 billion, yet obtained just 26% of FDA approvals.

What does this environment mean for Protherics?

Building a profitable business is Protherics' first objective. This reduces risk in our business and to our shareholders. It provides the funding for our ongoing research and development programmes in large and exciting therapeutic areas, and provides us with the financial cushion to acquire products and businesses in later stage development where the risk of failure is lower.

We are pleased to report that in the last six months of the financial year to 31 March 2003, Protherics traded profitably. Our objective to be a viable, self-sustaining biopharmaceutical company is now within our grasp. This important milestone is the foundation upon which we will continue to build our business.



The quality of our current institutional investor base is testimony to the progress we continue to make.

In this past year we have worked hard to reduce our operating expenses. We took an opportunity to buy back the rights for the second tranche of convertible debt (where Citadel was the lead investor) for £375,000, removing concerns expressed to us by our major shareholders. The result for the full year was a loss after tax of £238,000 which was obtained despite in excess of £3 million of sales, planned for the end of the year to 31 March 2003, moving forward into the current year. This strong result was achieved through better than projected reductions in cost of goods, and continued tight cost controls.

On 2 May 2003, we announced that we had reached an agreement with Enact Pharma plc ("Enact") on the terms of a recommended offer to acquire that company. On 28 May 2003, we declared the offer unconditional as to acceptances and we expect to declare the offer wholly unconditional in the first half of June. This acquisition provides Protherics with a late stage product, Voraxaze, used to manage toxicity from methotrexate, a widely used cancer drug. We should start to generate revenues from named patient sales of Voraxaze in this current financial year. Voraxaze leverages our regulatory and manufacturing skills, and should provide significant revenue growth in the near to medium term, with a FDA approval anticipated in 2005. We also acquire a project (NQO2) aimed at selectively enabling patients with solid cell cancers – such as colorectal and liver tumours – to be treated without the adverse events usually associated with chemotherapy. This acquisition is accompanied by an underwritten cash placing and open offer issuing new ordinary shares to raise £3 million to provide adequate working capital to fund the Enact acquisition. The new ordinary shares were admitted to trading on the London Stock Exchange on 4 June 2003.

Despite current valuations, biotechnology sector revenues are forecast to grow from their present $36.1 billion to $61.8 billion in 12 years, a compound annual growth rate of 12%. At Protherics, we believe that our late stage product portfolio will enable us to share in this growth, to contribute to the funding for our very exciting pipeline, and to become increasingly profitable.

Biotechnology is potentially very rewarding and yet for shareholders in many companies it has been a highly volatile experience. In Protherics, we are working to reduce risk and to build a stable, diverse revenue stream, which, in turn will fund an exciting research and development programme.

The quality of our current institutional investor base is testimony to the progress we continue to make. We aim to build on this, to create value for investors in Protherics in line with our own belief and expectations.

Stuart Wallis
Chairman



Chief Executive's Review

We are now making the appropriate investments to reduce our cost of goods and to support our own research.











Andrew J Heath
Chief Executive Officer

The business environment for biotechnology companies has been quite difficult this past year. For many companies, the primary objective has been to simply avoid running out of cash, and as fund raising in the sector has slowed, R&D programmes have been cut and headcounts reduced.

Protherics' situation is different. We are now making the appropriate investments to reduce our cost of goods and to support our own research, in particular our angiotensin programme, and those projects recently obtained through the acquisition of Enact.

Operations

We continue to invest in process improvements at our operations in Wales and Australia. These have already generated substantially increased output at significantly reduced costs per unit. Year on year, the cost of producing a vial of CroFab™ has been reduced by 28%. Our plans for the current year include continued cost reductions and increases in output. Beyond this, we plan a more fundamental re-engineering of the process which, while needing regulatory approvals, can, over two to three years, deliver even more dramatic improvements.

Risk management remains a high priority. Supplies of sheep serum from our second (external) supplier in Tasmania have now received FDA approval, and work is well underway in qualifying a second supplier of filling/freeze drying capability.



Yields are increasing and significant progress has been made in reducing our cost of goods.

PORTFOLIO REVIEW - Marketed Products

CroFab™ Demand for CroFab™ , our treatment for rattlesnake bites, which is marketed by Altana's US subsidiary, Fougera, continues to increase as its use expands into the earlier treatment of milder bites and also into Copperhead bites, a previously un-served market. We estimate that the market opportunity (shared with our distributor) remains in the range of $80 million per annum.

Production capacity has doubled over the past twelve months. Batch yields are increasing and significant progress has been made in reducing our cost of goods. We expect a further significant improvement in this current financial year. With a strong order book, we continue to invest in production capability. This will enable us to increase throughput, thus reducing work in progress but increasing stocks of finished goods. The ability to supply the market from inventory will enable us to smooth supply versus demand, thereby avoiding the roll over of revenues from one financial year to another.

CroFab™ revenues were £8.5 million, up from £5.0 million the previous year. With the release of 3 batches delayed from March, we can expect strong sales in first half of 2003.

DigiFab™ DigiFab™ , a treatment for Digoxin overdose and our second product launched in the US, has had an excellent start in its first full year, with sales of £1.2 million. Our partner Altana has orders in hand that represent a share of more than half of the market, and we have increased production of DigiFab™ to meet this demand.

ViperaTab™ Sales of ViperaTab™, approximately £200,000, were affected by high stocks being carried forward in response to strong sales (£350,000) in the prior year. We anticipate a growth in sales in the current year and are actively seeking to expand the product beyond Scandinavia and into the rest of Europe, through the appointment of a marketing partner to assist with product registration in this region. Although this is not a large market, high margins mean that ViperaTab™ is potentially capable of generating an attractive return.

Prion recognition (BSE testing) Royalties from our licensee, Enfer, remained in line with the prior year, as increasing revenues from Europe offset reductions in the Irish market. Abbott, Enfer's distributor in Europe, has launched the test in Germany, and we expect further penetration both in Germany and in other countries as annual contracts are renewed, although price competition may offset some of the volume gains.

Our intellectual property position in abnormal prion recognition is strong, and discussions continue with potential partners on licensing for use in human testing, such as screening of blood donors.



The primary market for high blood pressure alone is in excess of $30 billion.



Research and Development

Angiotensin Vaccine A vaccine treatment for high blood pressure is attractive because of the high proportion of patients who fail to have their blood pressure adequately controlled by existing tablet-based treatment. This is generally because of poor compliance. Patients commonly suffer no symptoms and often neglect or forget to take tablets.

A small Phase II study has already shown statistically significant effects on levels of hormones involved in the regulation of blood pressure and fluid balance. One of these hormones, aldosterone, is increasingly seen as an excellent therapeutic target in its own right for use in the treatment of congestive heart failure and kidney failure, both very large markets. The primary market for high blood pressure alone is in excess of $30 billion per annum.

Currently, a series of small formulation studies involving different combinations of vaccine and proprietary adjuvants is under way to select the best possible combination, before undertaking a larger proof of concept Phase II study. This is planned to start early in 2004 and, if successful, we will have a valuable product for outlicensing to a major pharmaceutical company.



CytoFab™ The treatment of sepsis, a life threatening condition resulting from severe infection, remains difficult. The first drug approved for this condition – Eli Lilly's Xigris® – has not generated the level of sales expected because of its safety profile. A market in excess of $1 billion per annum remains to be captured by a more widely prescribed product. CytoFab™ achieved its clinical endpoints in a Phase IIb study, reducing the time patients spend in intensive care. We therefore remain confident of the prospects for this product and continue discussions with prospective partners to fund the large Phase III study required for registration. In the meantime, we are investing modest resources in developing and optimising the production process.

VEGF Vaccine VEGF (vascular endothelial growth factor) promotes angiogenesis, the development of new blood vessels. This is understood to be important in the spread and growth of secondary cancers. Genentech have recently announced very encouraging results in a Phase III study of their anti-VEGF monoclonal antibody in metatstatic colorectal cancer, thus providing the first validation in patients of an anti-VEGF therapy.

Our vaccine has shown encouraging results in preclinical studies. We are currently carrying out formulation studies with a target of a first clinical study in patients in early 2004.

Other Products A further vaccine project to combat kidney failure is progressing through pre-clinical studies. Other targets are under investigation in the areas of inflammation and metabolic control.

The two GnRH vaccines (licensed to ML Laboratories plc for human use in prostate cancer, and to Janssen Animal Health for fertility control of animals) have not been progressed further by the licensees. We are considering the possibility of re-acquiring these products, but do not plan to devote significant resources to them.

The primary market for high blood pressure alone is in excess of $30 billion.



Research and Development

Angiotensin Vaccine A vaccine treatment for high blood pressure is attractive because of the high proportion of patients who fail to have their blood pressure adequately controlled by existing tablet-based treatment. This is generally because of poor compliance. Patients commonly suffer no symptoms and often neglect or forget to take tablets.

A small Phase II study has already shown statistically significant effects on levels of hormones involved in the regulation of blood pressure and fluid balance. One of these hormones, aldosterone, is increasingly seen as an excellent therapeutic target in its own right for use in the treatment of congestive heart failure and kidney failure, both very large markets. The primary market for high blood pressure alone is in excess of $30 billion per annum.

Currently, a series of small formulation studies involving different combinations of vaccine and proprietary adjuvants is under way to select the best possible combination, before undertaking a larger proof of concept Phase II study. This is planned to start early in 2004 and, if successful, we will have a valuable product for outlicensing to a major pharmaceutical company.



CytoFab™ The treatment of sepsis, a life threatening condition resulting from severe infection, remains difficult. The first drug approved for this condition – Eli Lilly's Xigris® – has not generated the level of sales expected because of its safety profile. A market in excess of $1 billion per annum remains to be captured by a more widely prescribed product. CytoFab™ achieved its clinical endpoints in a Phase IIb study, reducing the time patients spend in intensive care. We therefore remain confident of the prospects for this product and continue discussions with prospective partners to fund the large Phase III study required for registration. In the meantime, we are investing modest resources in developing and optimising the production process.

VEGF Vaccine VEGF (vascular endothelial growth factor) promotes angiogenesis, the development of new blood vessels. This is understood to be important in the spread and growth of secondary cancers. Genentech have recently announced very encouraging results in a Phase III study of their anti-VEGF monoclonal antibody in metatstatic colorectal cancer, thus providing the first validation in patients of an anti-VEGF therapy.

Our vaccine has shown encouraging results in preclinical studies. We are currently carrying out formulation studies with a target of a first clinical study in patients in early 2004.

Other Products A further vaccine project to combat kidney failure is progressing through pre-clinical studies. Other targets are under investigation in the areas of inflammation and metabolic control.

The two GnRH vaccines (licensed to ML Laboratories plc for human use in prostate cancer, and to Janssen Animal Health for fertility control of animals) have not been progressed further by the licensees. We are considering the possibility of re-acquiring these products, but do not plan to devote significant resources to them.

The acquisition of Enact provides an opportunity to add revenues in the short-to-medium term.







Acquired Products

The acquisition of Enact announced on 2 May 2003, brings with it both a high margin, late stage product, Voraxaze, with revenues anticipated to start in the current financial year, and an earlier stage product, NQO2, with the potential to be out-licensed within two years.

Voraxaze Voraxaze (Carboxypeptidase G2) is a new drug for the treatment of methotrexate toxicity during cancer therapy. Voraxaze can very rapidly reduce dangerously elevated serum methotrexate levels. Methotrexate is a widely used chemotherapeutic agent that can cause kidney damage in a predictable number of cases. The market potential, when used as a rescue therapy, as well as for the management of patients with signs of kidney damage during methotrexate treatment, is in excess of £80 million per annum. The availability of an effective antidote opens up a much larger market opportunity, as high dose treatment protocols for methotrexate are adapted to accommodate Voraxaze.

Clinical trials involving over 200 patients have been completed in Europe and the USA. Orphan drug status has been granted in Europe and is expected in the USA. Revenues from named patient sales are expected in the current year in Europe, with marketing approval in Europe anticipated in 2004, and FDA approval for US marketing expected in 2005.

NQO2 A common problem with the treatment of cancer by chemotherapy is that the drugs used, because of their ability to kill cells (cytotoxicity), also damage healthy, non-cancerous cells.

NQO2 is an enzyme that is over-expressed in certain tumour types (particularly liver and colorectal cancers). Normally, the enzyme is latent in these cells. However, Enact scientists have discovered that a co-factor (EP-0152R) activates NQO2. In its activated form, NQO2 converts a pro-drug (CB1954) to its cytotoxic form, thus selectively killing the tumour cells containing the enzyme, and therefore avoiding harm to healthy, non-cancerous cells.

A Phase I/II trial is planned for 2004. Good clinical data should result in a highly attractive licensing opportunity for a major pharmaceutical company. The worldwide market for an effective treatment for liver cancer is estimated at £2.8 billion per annum.

Looking Forward

The acquisition of Enact provides an opportunity to add to revenues in the short-to-medium term, and may enable us to establish a small, focused team to market Voraxaze in the US. Furthermore, we have acquired an exciting new technology platform for the management of solid cell tumours which we believe can provide us with a significant outlicensing agreement in 1 to 2 years.

With strong orders for our existing lead products, CroFab™ and DigiFab™ and the prospect of further manufacturing cost reductions, we look forward to the future confident in the belief that our strategy of funding an exciting research and development portfolio from internally generated revenues is delivering success.

Andrew J Heath
Chief Executive Officer

Financial Review

The results from continuing operations continue the trend of year-on-year improvements seen since Protherics was formed in September 1999.







Barry M Riley
Finance Director

Turnover for the year to 31 March 2003 increased to £11.3 million against £6.9 million from continuing operations in the prior year. In the same period CroFab™ sales increased to £8.5 million from £5 million. DigiFab™ contributed sales of £1.2 million in its first full year, against £0.1 million in the prior year, while revenues from BSE testing were £1.3 million compared to £1.4 million, with increased testing in Europe and reduced levels in Ireland. ViperaTab® sales reduced slightly to £0.2 million from £0.3 million while other income was £0.1 million in both years. Revenues from discontinued operations (the Computer-aided Molecular Design "CAMD" division sold in July 2001) were £1.0 million in the year to 31 March 2002.

Cost of sales, at £5.9 million compares with £4.7 million in the prior year. The modest increase of £1.2 million year-on-year supported additional sales from manufactured products (excluding BSE licensing revenues and other income) of £4.5 million. This resulted in a gross margin on manufactured products of 40.4% against 13.0% in the prior year, underlining the progress made in cost reduction and process optimisation.

Research and development expenditure was £1.6 million for the year, compared to £0.3 million on continuing operations in the year to 31 March 2002. However, the prior year benefited from an exceptional credit of £0.7 million as provisions against stocks were released following FDA approval of DigiFab™. The underlying increase year on year is therefore £0.6 million, largely representing increased spending on the Angiotensin Vaccine.

Other administration costs on continuing operations, at £4.3 million showed a marginal increase on the prior year figure of £4.2 million.



The operating loss for the year has decreased to £0.6 million from £2.2 million (from continuing operations) in the prior year.

The operating loss for the year has decreased to £0.6 million from £2.2 million (from continuing operations) in the prior year. A one-off profit from the disposal of the CAMD division of £5.0 million in the prior year resulted in a profit before and after tax of £2.9 million. In the year to 31 March 2003, tax credits on research and development and deferred tax produced a benefit of £0.4 million and reduced the pre-tax loss of £0.6 million to £0.2 million after tax.

Balance sheet strength was maintained in the year, with net assets of £10.3 million at 31 March 2003 compared to £10.1 million at 31 March 2002. Investment at our operations in Wales and Australia increased fixed assets to £6.2 million from £5.3 million at 31 March 2002, and further investment is planned over the next two years as we continue to improve manufacturing efficiencies, drive down costs and increase throughput.

As expected, the second half of the year was stronger than the first. The production necessary to meet this demand was supported by investment in fixed assets and resulted in increased stocks and debtors. Stocks increased to £7.1 million from £4.0 million at the previous year end, as high levels of stocks were awaiting release by the FDA. In the first two months of the current financial year, goods with a sales value of over £3 million have been released and sold, giving an excellent start to the current year. Debtors also increased (to £3.5 million from £2.0 million) as a result of heavy shipments in the final quarter of the year. Creditors due within one year increased to £8.5 million from £6.2 million due to advance payments on orders received and generally higher levels of manufacturing activity. Amounts due after more than one year reduced to £0.7 million from £1.1 million as some longer term loans and leasing arrangements were repaid. As a result of this investment, cash levels have reduced from £6.2 million at the prior year end to £2.8 million. Working capital levels are expected to decline as payments for goods supplied are received from our distributor, Altana.

Net cash outflow from operations remained similar to the prior year (£1.7 million compared to £1.6 million in the prior year) reflecting the substantial reduction in operating loss offset by the increased investment in working capital referred to above. Cash outflow from capital investment increased from £0.8 million to £1.8 million as a result of the first part of the fixed asset investment programme now being implemented in Wales and Australia.

Summary

The strong performance in the last six months of the year (despite the delay in release of some product until the current year) has delivered a profitable second half. With maintained balance sheet strength, we look forward to the future from a sound foundation.

Barry M. Riley

Barry M Riley
Finance Director



Directors and Advisors

Executive Directors

Andrew John Heath, MD, PhD, *(Chief Executive Officer)* (55)
Andrew Heath has considerable experience in the pharmaceutical industry with Glaxo Inc. and Astra USA, Inc. He joined Therapeutic Antibodies Inc. as Chief Executive Officer in March 1998, and became Chief Executive Officer of the Company on the merger of Therapeutic Antibodies Inc. and Proteus International plc in September 1999.

Barrington Marshall Riley, BA, FCA, *(Finance Director)* (54)
Barry Riley was previously a divisional finance and administration manager and the Company Secretary of the UK operations of FMC Corporation, the Chicago-based group. He joined the Company in April 1995 and was appointed to the Board in July 1995.

James Campbell Christie, BSc, MBA, *(Operations Director)* (45)
James Christie was previously Director of Operations at Centocor B.V. a subsidiary of Centocor Inc., a US biopharmaceutical company. He joined Therapeutic Antibodies Inc. in 1998 and was appointed to the Board in September 1999. He has management responsibility for quality control, the Company's Australian operations and its manufacturing facility in Wales.

Non-Executive Directors

Stuart Michael Wallis, FCA, ATII *(Chairman)* (57)
Stuart Wallis was previously the Chief Executive Officer of Fisons plc and Chairman of communisis plc and is currently Chairman of Hay Hall Group Limited, Trident Components Group Limited and EleкSen Limited and Director of Euramax International Inc. He became Chairman of Therapeutic Antibodies Inc in September 1998.

David Whitnall Gration, FRPharmS *(Deputy Chairman)* (64)
David Gration was Executive Chairman of Proteus International Plc from August 1996 to September 1999, when he stepped down to a non-executive position. He is also a non-executive director of Avicenna plc, and is non-executive chairman of SRS Technology Group PLC. He has over thirty years' experience of the pharmaceutical industry, having held senior positions at The Boots Company PLC, Wyeth Laboratories Ltd and Celltech Group Plc.

Michael Richard Brock Gatenby, MA, FCA, (58)
Michael Gatenby was previously Vice-Chairman of Charterhouse Bank and holds non-executive directorships in Johnson Service Group PLC, Povair PLC and SRS Technology Group PLC.

Martin Shallenberger Brown (65)
Martin Brown was formerly Vice-Chairman of the parent company of Jack Daniel Distillery, Brown-Forman Corporation. He served as Chairman and Chief Executive of Therapeutic Antibodies Inc. from 1987 to 1998.

Company Secretary and Registered Office
Barrington Marshall Riley, BA, FCA
The Heath Business &
Technical Park
Runcorn
Cheshire WA7 4QF

Brokers and Financial Advisers
WestLB Panmure Limited
Woolgate Exchange,
25 Basinghall Street,
London EC2V 5HA

Legal Advisers
Ashurst Morris Crisp
Broadwalk House,
5 Appold Street,
London EC2A 2HA

Independent Auditors
PricewaterhouseCoopers LLP
101 Barbirolli Square,
Lower Mosley Street,
Manchester M2 3PW

Bankers
Barclays Bank Plc
54 Lombard Street,
London EC3V 9EX

Registrars and Transfer Office
Neville Registrars Limited
Neville House,
18 Laurel Lane,
Halesowen,
West Midlands B63 3DA

Patent Agents
Frank B Dehn & Co
Chartered Patent Agents,
Imperial House,
15-19 Kingsway,
London WC2B 6UZ

The Directors present their report and the audited financial statements for the year ended 31 March 2003.

Activities

The principal activity of the Group is the development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases. A review of the operations of the Group and future prospects is included in the Chairman's Statement and Chief Executive's Review on pages 4 to 7.

Results and dividends

The results of the Group for the year are set out in the consolidated profit and loss account on page 21. The directors are unable to recommend the payment of a dividend for the year (2002: £nil).

Directors

The directors of the Company who held office throughout the year, unless otherwise stated, were as follows:

Executive Directors	Non-Executive Directors
A J Heath	S M Wallis
A Rushton (resigned 25 October 2002)	D W Gration
B M Riley	M R B Gatenby
J C Christie	M S Brown

Particulars of the interests of the directors in the ordinary shares of the Company are set out in note 5 to the financial statements and their interest in share options are set out in the remuneration report on pages 13 to 18.

Creditor payment policy

It is the Group's policy to agree payment terms with suppliers at the commencement of trading relationships and to abide by those terms. Trade creditors of the Company at 31 March 2003 as reported in note 14 were £313,000 related mainly to purchases made on behalf of the Group as the Company itself does not trade. This represented 85 days of average daily purchases. (31 March 2002, 83 days)

Substantial shareholdings

So far as is known to the Company, the only persons who, directly or indirectly, were interested in 3 per cent or more of the Company's share capital at 19 May 2003 were as follows:

	Number of shares	Percentage of Issued capital
Bradshaw Asset Management Limited	12,500,200	6.64%
M & G Asset Management	11,539,191	6.13%
Morley Fund Management	10,250,000	5.45%
Gartmore Investment Management PLC	8,850,487	4.70%
Deutsche Asset Management	6,400,000	3.40%
Artemis	5,975,000	3.17%
Jupiter Asset Management	5,683,666	3.02%

Share capital

No shares were issued during the year. Details of outstanding options are given in Note 17 to the financial statements.

Research and development

The Group continues to carry out research and development as detailed in the Chief Executive's review. Total research and development expenditure during the year was £1,591,000 (2002: £883,000).

Directors' **Report**

Important event occurring after the end of the year

On 2 May 2003, the Company announced that it had reached agreement on the terms of a recommended offer for Enact Pharma plc ("Enact"), the OFEX traded biopharmaceutical company and this offer was declared unconditional as to acceptances on 29 May 2003. The consideration for this offer was the issue of £17.05 of Protherics convertible loan notes and the distribution of 5.93 New Opportunities Investment Trust shares currently held by Enact for every 100 Enact shares, valuing the existing share capital of Enact at approximately £7.9 million.

In parallel with the offer, the Company announced a fully underwritten Cash Placing and Open Offer to raise £3 million, the proceeds of which will be used to provide additional working capital for the enlarged Group.

Employees

Briefing and consultative procedures exist throughout the Group to keep employees informed on general business issues and other matters of concern. The Company has a policy of offering share options to all eligible employees, subject to availability under the option plan rules.

The Group does not discriminate between employees and prospective employees on grounds of race, religion or gender. Every effort is made to provide the same opportunities to disabled persons as to others and for those employees becoming disabled during their employment.

Charitable and political donations

Charitable donations of £785 were made during the year (2002: £nil).

Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 5 March 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricwaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting

Explanatory information concerning the resolutions to be proposed at the Annual General Meeting to be held 24 July 2003 is set out on page 46.

Approved by the Board on 18 June 2003 and signed on its behalf

B M Riley
Secretary

Directors' **Remuneration Report**

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the board has applied the Principals of Good Governance relating to directors' remuneration. As required by the regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements will be approved.

The Regulations require the auditors to report to the Company's members on the "auditable part" of the Directors' remuneration report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

The Company has established a Remuneration Committee which is constituted in accordance with the recommendations of the Combined Code. The members of the committee are the non-executive directors namely M S Brown, M R B Gatenby and S M Wallis. The Committee is chaired by D W Gration.

None of the Committee has any personal financial interest (other than as shareholders and share option holders as disclosed later in this report), conflicts of interest arising from cross-directorships or day-to-day involvement in running the business. The Committee makes recommendations to the board. No director plays a part in any discussion about his or her own remuneration.

In determining the directors' remuneration for the year, the Committee consulted A J Heath (Chief Executive) about its proposals. The committee has surveyed its peer group of small biopharmaceutical companies to determine the positioning and structuring of directors' remuneration packages during the year.

Remuneration Policy

Executive remuneration packages are prudently designed to attract, motivate and retain directors of the necessary calibre and to reward them for enhancing value to shareholders. The performance measurement of the executive directors and key members of senior management and the determination of their annual remuneration package is undertaken by the Remuneration Committee. The remuneration of the non-executive directors is determined by the board within limits set out in the Articles of Association

There are four main elements of the remuneration package for executive directors and senior management:

- Basic salaries and benefits in kind
- Share option schemes
- Bonus scheme
- Pensions

The Company's policy is that a substantial proportion of the remuneration of the executive directors should be performance related. As described below, executive directors may earn annual incentive payments, the maximum of which is between 25% and 40% of their basic salary, together with the benefits of participation in share option schemes.

Executive directors are entitled to accept appointments outside the Company providing that the Chairman's permission is sought. No external appointments which are remunerated are currently held.

(i) Basic salaries and benefits in kind

Basic salaries are determined by the Remuneration Committee prior to the beginning of each year and when an individual changes position or responsibility. In deciding appropriate levels, the committee considers the Group as a whole and takes into account the performance of the individual and the rates for similar positions in comparable companies. Basic salaries were reviewed in March 2002 with increases taking effect from 1 April 2002.

Benefits in kind include permanent health insurance and private medical insurance. Benefits in kind are not pensionable. Directors have the option of the provision of company cars in lieu of salary.

Directors' **Remuneration Report**

(ii) Share option schemes

The Company operates an approved share option scheme, an unapproved share option scheme and an approved savings related share option scheme for executive directors and employees to motivate those individuals through equity participation in the Company. The Committee has responsibility for supervising the schemes and the grant of options to executive directors under its terms.

Under both the approved and unapproved share option schemes, which are open to all employees, the exercise price of the options granted is equal to the market value of Company's shares at the time the options are granted. The option may then be exercised on any date between three and ten years from the date of the grant of the option subject to the Company's share price outperforming the average price of shares in the FTSE Pharmaceutical Index in any three year period commencing on or after the date of grant of the option. The performance criterion, which applies to all executive directors to whom options have been granted under the schemes since December 1999, was chosen since this would incentivise directors to enhance shareholder value above the Company's peer group. Prior to December 1999, the approved scheme had a performance criterion requiring an increase in profits above the Retail Prices Index for three consecutive years. The unapproved scheme had performance criteria requiring the completion of a licencing agreement capable of generating at least £5 million in up front and milestone payments, and the achievement of at least £1 million in revenues in two consecutive years from such an agreement.

The Company's policy is to grant options to directors at the discretion of the Committee taking into account individual performance up to a maximum of 4 times salary. Grants are phased so as to approach the maximum over a number of years.

The Company also operates an approved savings related option scheme, which is open to all employees. The options may be granted at a discount of up to 20% of market value at the commencement of the employee or director entering the scheme. All grants to date have been made at nil discount.

In addition, A J Heath was granted an option to subscribe for 600,000 ordinary shares at 39p on 22 December 1999. The agreement was structured as an individual option agreement to facilitate the retention of A J Heath as the Chief Executive Officer of the Company. The existing options held by A J Heath had exercise prices significantly in excess of the then current market price and in order to provide A J Heath with sufficient incentive, it was thought appropriate to enter into the option agreement. The terms of the agreement are similar to those of the Unapproved Share Option Scheme. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE Pharmaceuticals Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the Auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for A J Heath or any Group Member. No such options have been exercised to date.

(iii) Bonus scheme

The Committee establishes the objectives that must be met for each financial year if a cash bonus is to be paid. Account is taken of the relative success of the different parts of the business for which the executive directors are responsible and the extent to which the strategic objectives of the board are being met. The maximum performance related bonus that can be paid is currently 25% to B M Riley and J C Christie and 40% to A J Heath. Incentive payments for the year ended 31 March 2003 varied between 15% and 20%. This reflects the growth in turnover and reduction in losses whilst maintaining a strong balance sheet.

(iv) Pensions

The Group operates a defined contribution pension scheme for the benefit of executive directors and employees. Their dependants are eligible for a lump sum in the event of death in service. The assets of the pension scheme are held separately from those of the Group. The Committee may make payments to the pension scheme in lieu of bonuses or salary increases, at its discretion.

Performance Graph

The following graph shows the Company's performance, measured by total shareholder return (TSR), compared with the performance of the FTSE Pharmaceuticals Index also measured by TSR. TSR is defined as share price growth and reinvested dividend. The FTSE Pharmaceuticals Index has been selected for this comparison because it is the index used as the performance criterion for the Company's approved and unapproved share option plans.


140
120
100
90
80
40
20
1998
1999
2000
2001
2002
FTSE Pharm & Biotec – TSR
Protherics – TSR
Source: Datastream

Directors' Contracts

It is the Company's policy that executive directors should have contracts with an indefinite term providing for a maximum of one year's notice by either party.

A J Heath, B M Riley and J C Christie who are proposed for re-election at the next annual general meeting have service contracts which provide notice periods by the Company of one year. Non-executive directors S M Wallis and D W Gration are also proposed for re-election. S M Wallis receives payments under a consultancy agreement which is terminable by twelve months' notice from either party, and a letter of agreement as Chairman which is terminable by twelve months' notice from either party. D W Gration receives payments under an appointment letter which is terminable by twelve months' notice from either party.

Directors' **Remuneration Report**

The details of the directors' contracts are summarised in the table below:

	Date of Contract	Notice period (Employee)	Notice period (Company)
J C Christie	21 September 2000	6 months	12 months
A J Heath	6 November 2001	12 months	12 months
B M Riley	13 July 1995	6 months	12 months
A Rushton	28 November 1996	6 months	12 months

In the event of early termination, the directors' contracts provide for compensation up to a maximum of basic salary for the notice period.

Non-executive Directors

With the exception of MS Brown, the non-executive directors have specific terms of engagement. Their remuneration is determined by the board within limits set by the Articles of Association and based upon board surveys of fees paid to non-executive directors of similar companies with similar responsibilities.

Non-executive directors cannot participate in the Company's approved, unapproved or savings share option schemes, although any existing options held upon appointment can be retained. S M Wallis, non-executive chairman, had an arrangement granting an option to subscribe for up to 6,054,338 ordinary shares at 39.5p per share, however this expired unexercised on 31 March 2003. Under this arrangement, S M Wallis would have become entitled to subscribe for the maximum number of shares only if the growth in the market capitalisation of the Company when compared with the growth in market capitalisation of the companies constituting the FTSE Smallcap Index between September 1999 and exercise of the option ranked in the top quartile. S M Wallis would have received nothing if the Company was in the median position or below, but his entitlement would have increased on a straightline basis between the median position and the position representing the 25th percentile. The option was exercisable once during each of the 90-day periods commencing on 31 December 2001 and 31 December 2002. The performance criterion to options granted under this scheme was chosen since this would incentivise S M Wallis to enhance shareholder value.

The non-executive directors are not eligible to join the Company's pension scheme.

Audited Information

Aggregate Directors' Remuneration

The total amounts for directors' remuneration were as follows:

	2003 £'000	2002 £'000
Emoluments	**711**	776
Money purchase pension contributions	**89**	47
	800	823

Directors' Emoluments

Name of director	Fees/Basic salary £'000	Benefits in kind £'000	Annual bonuses £'000	**2003 Total £'000**	2002 Total *£'000*
Executive					
J C Christie	112	1	17	**130**	120
A J Heath	175	1	36	**212**	211
J A Miller	–	–	–	**–**	40
B M Riley	115	1	20	**136**	115
A Rushton	62	8	–	**70**	124
Non-executive					
M S Brown	14	–	–	**14**	15
M R B Gatenby	21	–	–	**21**	21
D W Gration	26	–	–	**26**	47
S M Wallis	70	32	–	**102**	83
	595	43	73	**711**	776

The fees in respect of S M Wallis include £60,000 (2002: £60,000) paid to his management companies.

A Rushton resigned as a director of the Company on 25 October 2002.

M S Brown rents office space at the Group's Nashville premises at a market rental of $16,527 (2002: $14,015) per annum.

Directors Pension Entitlements

Four directors were members of money purchase schemes. Contributions made by the Company in respect of such directors were as follows:

	2003	2002
	£'000	£'000
J C Christie	**11**	10
A J Heath	**61**	17
B M Riley	**12**	9
A Rushton	**5**	11
	89	47

Directors' Share Options

Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors. None of the directors exercised any options during the current or prior year.

Details of the options for directors who served during the year are as follows:

	At 1 April 2002	Granted	Exercised	Cancelled or expired	**At 31 March 2003**	Exercise price (p)	Exercisable from	to
Approved options								
A Rushton	23,535	–	–	–	**23,535**	154.66	21 Jul 1997	20 July 2004
B M Riley	52,955	–	–	–	**52,955**	68.83	25 Jul 1998	24 July 2005
Unapproved options								
D W Gration	87,110	–	–	–	**87,110**	57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	–	–	–	**129,620**	41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	–	–	–	**90,000**	46.00	22 Jun 2001	21 Jun 2008
B M Riley	78,011	–	–	–	**78,011**	66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	–	–	–	**72,011**	41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	–	–	–	**65,000**	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	–	–	–	**50,000**	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	–	–	–	**120,000**	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	–	–	–	**350,000**	39.50	16 Jan 2005	15 Jan 2012
A Rushton	111,947	–	–	–	**111,947**	66.66	19 Jul 1999	18 Jul 2003
A Rushton	96,015	–	–	–	**96,015**	41.66	23 Jan 2001	22 Jan 2004
A Rushton	90,000	–	–	–	**90,000**	46.00	22 Jun 2001	21 Jun 2008
A Rushton	100,000	–	–	–	**100,000**	39.00	22 Dec 2002	21 Dec 2009
A Rushton	80,000	–	–	–	**80,000**	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	–	–	–	**250,000**	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	–	–	–	**80,000**	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	–	–	–	**250,000**	39.50	16 Jan 2005	15 Jan 2012
A J Heath	116,300	–	–	–	**116,300**	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	–	–	–	**500,000**	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	–	–	–	**1,000,000**	39.50	16 Jan 2005	15 Jan 2012
Savings-related options								
J C Christie	27,000	–	–	–	**27,000**	37.50	1 Apr 2005	31 Oct 2005
Individual								
A J Heath	600,000	–	–	–	**600,000**	39.00	22 Dec 2002	21 Dec 2009
S M Wallis	6,054,338	–	–	6,054,338	**–**	39.50	31 Dec 2001	31 Mar 2003
Therapeutic Antibodies 1990 Plan								
M S Brown	46,520	–	–	–	**46,520**	US$3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	–	–	–	**104,670**	US$5.15	26 Apr 1996	25 Apr 2006
	10,625,032	–	–	6,054,338	**4,570,694**			

Directors' **Remuneration Report**

There have been no variations to the terms and conditions or performance criteria for share options during the financial year.

Under both the approved and unapproved share option schemes, options granted after December 1999 may be exercised on any date between three and ten years from the date of the grant of the option subject to the Company's share price outperforming the average price of shares in the FT Pharmaceutical Index in any three year period commencing on or after the date of grant of the option. Prior to December 1999, the approved scheme required real growth in earnings per share over three years and the unapproved scheme had performance criteria relating to the successful completion of agreements generating turnover. There are no performance criteria under the approved savings option scheme.

Under his individual option, S M Wallis would have become entitled to subscribe for the maximum number of shares only if the growth in the market capitalisation of the Company when compared with the growth in market capitalisation of the companies constituting the FTSE Smallcap Index between September 1999 and exercise of the option ranked in the top quartile. S M Wallis would have received nothing if the Company was in the median position or below, but his entitlement would have increased on a straightline basis between the median position and the position representing the 25th percentile.

The performance criteria for A J Heath's individual option are similar to those of the Unapproved Share Option Scheme. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE Pharmaceuticals Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the Auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for A J Heath or any Group Member.

There are no performance criteria for the options held by M S Brown under the Therapeutic Antibodies employees 1990 plan.

The market price of the Company's ordinary shares to which the options relate was 19.25p at 31 March 2003 and fluctuated between 14.25p and 34.5p during the year.

Approval

This report was approved by the board of directors on 18 June 2003 and signed on its behalf:

D W Gration

Chairman Remuneration Committee

STATEMENT OF APPLICATION OF CORPORATE GOVERNANCE POLICIES AND THE COMBINED CODE

The Board has reviewed the Group's compliance with the provisions of the Principles of Good Governance and Code of Best Practice forming part of the Combined Code, which is incorporated into the Listing Rules of the UK Listing Authority, and the Turnbull Report. This statement explains how the Group has applied the principles of section 1 of the Combined Code and confirms that, save as set out below, it has complied with these provisions throughout the year ended 31 March 2003 and up to the date of this report.

The Board of Directors

The Board currently comprises four non-executive and three executive directors.

M R B Gatenby is considered to be the senior independent non-executive director.

Details of directors' service contracts are given in the remuneration report on page 16.

The board ensures that all directors receive appropriate training on appointment and there is an agreed procedure whereby any of the directors may take independent professional advice in the furtherance of their duties at the Company's expense. All directors also have access to the advice and services of the Company Secretary.

Board Meetings

The Board of directors meets at least every alternate month and has a defined schedule of matters reserved for decision by it. It is responsible for overall Group strategy, approval of major capital expenditure projects, and consideration of major financing matters of the Group. It also approves the annual budgets and monitors performance against this budget. The board also considers key appointments within the Group.

The Group's reporting procedures ensure that timely and relevant information is available to all Board members in advance of each meeting.

Election of Directors

A Nomination Committee has been established to recommend the appointment of new directors to the Board. The committee comprises all the non-executive directors and is chaired by S M Wallis.

The Company's Articles of Association require directors to stand for election by shareholders at the first practical opportunity after their appointment and for re-election every three years.

Directors' Remuneration

The Group's Remuneration Committee comprises all the non-executive directors and is chaired by D W Gration. The Committee meets at least once a year to review the Group's policy on directors' remuneration and advise the Board on the salaries and benefits of executive directors.

The Remuneration Report which includes details of the Group's remuneration policy is set out on pages 13 to 18 of the Annual Report.

Shareholders

The Chairman and Chief Executive Officer are the principal spokesmen for the Group with both institutional and private investors.

The Group maintains a policy of regular contact with its principal institutional shareholders, and the Annual General Meeting is used as an opportunity to communicate with private investors, as is the Group's website which includes announcements, corporate documents and the presentations given to the principal institutional shareholders.

Audit committee

The Audit Committee, which comprises all the non-executive directors acting under written terms of reference, monitors the adequacy of the Group's internal controls. The Committee also reviews accounting policies and financial reporting and discusses with the auditors the proposed audit programme and the results of the audit of the Group's financial statements. The Committee also considers the independence of the external auditors. The Committee is chaired by M R B Gatenby.

Corporate **Governance**

Internal Control

The directors have overall responsibility for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance that the assets of the Group are safeguarded and that the shareholders' investments are protected. The system includes internal controls covering financial, operational and compliance areas, and risk management. There are limitations in any system of internal control, which can provide reasonable but not absolute assurance with respect to the preparation of financial information, the safeguarding of assets and the possibility of material misstatement or loss.

The Board has considered the guidance provided by the Turnbull report and, during the year to 31 March 2003, reviewed the system of internal controls in place. An assessment of the major risk areas for the business and methods used to monitor and control them was also undertaken. In addition to financial risk, this covered operational, commercial, marketing and research and development risks. From April 2001, this risk review has become an ongoing process with regular review by the Board.

The additional key procedures designed to provide an effective system of internal control are that:

- There is an organisational structure with clearly defined lines of responsibility and delegation of authority.
- Annual budgets are prepared and updated as necessary.
- Management accounts are prepared on a monthly basis and compared to budgets and forecasts to identify any significant variances.
- The Group appoints staff of the required calibre to fulfil their allotted responsibilities.

The Board has considered it inappropriate to establish an internal audit function, given the size of the Group. However, this decision will be reviewed as the operations of the Group develop.

Going concern

After making enquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

STATEMENT OF COMPLIANCE WITH THE COMBINED CODE

The directors believe that the Group is complying with all current areas of best practice as detailed in the Combined Code, other than only two of the four non-executive directors, S M Wallis and M R B Gatenby, are considered to be independent under the Combined Code according to institutional guidelines. However, the Board considers that all the non-executive directors bring considerable experience, character and independence of judgement to their duties. The directors are therefore of the opinion that non-compliance does not prejudice investors' interests and is justifiable given the specific circumstances of the Group.

Consolidated **Profit and Loss Account**

for the year ended 31 March 2003

	Notes	**Year ended 31 March 2003 £'000**	Year ended 31 March 2002 Continuing operations £'000	Discontinued operations £'000	31 March 2002 £'000
Turnover	*2*	**11,270**	6,961	963	7,924
Cost of sales		**(5,920)**	(4,649)	-	(4,649)
Gross profit		**5,350**	2,312	963	3,275
Administration expenses					
Research & development expenses	*3*	**(1,591)**	(295)	(588)	(883)
Other administration expenses		**(4,363)**	(4,182)	(312)	(4,494)
		(5,954)	(4,477)	(900)	(5,377)
Operating (loss)/profit	*2,3*	**(604)**	(2,165)	63	(2,102)
Profit on sale of discontinued operations	*24*	**-**	-	5,032	5,032
(Loss)/profit on ordinary activities before interest and taxation		**(604)**	(2,165)	5,095	2,930
Interest receivable		**100**			139
Interest payable	*6*	**(95)**			(202)
(Loss)/profit on ordinary activities before taxation		**(599)**			2,867
Taxation for the year	*7*	**361**			-
(Loss)/profit on ordinary activities after taxation	*18*	**(238)**			2,867
Basic and fully diluted (loss)/earnings per share (pence)	*8*	**(0.13)**			1.61

The results for the year ended 31 March 2003 relate to continuing operations.

The notes on pages 25 to 41 form part of these financial statements.

The result for the year has been calculated on the historical cost basis.

Consolidated **Statement of Total Recognised Gains and Losses**

for the year ended 31 March 2003

	Group 2003 £'000	2002 £'000
(Loss) / profit for the financial year	**(238)**	2,867
Currency translation differences on foreign currency equity investments	**435**	18
Total recognised gains in the year	**197**	2,885

Consolidated **Balance Sheet**

at 31 March 2003

	Notes	2003 £'000	2002 £'000
Fixed assets			
Intangible fixed assets	9	**873**	1,004
Tangible fixed assets	10	**5,351**	4,264
		6,224	5,268
Current assets			
Stock	12	**7,085**	3,979
Debtors	13	**3,460**	1,972
Cash at bank and in hand		**2,756**	6,211
		13,301	12,162
Creditors:			
Amounts falling due within one year	14	**(8,470)**	(6,183)
Net current assets		**4,831**	5,979
Total assets less current liabilities		**11,055**	11,247
Creditors:			
Amounts falling due after more than one year	15	**(717)**	(1,106)
Net assets		**10,338**	**10,141**
Capital and reserves			
Called up equity share capital	17	**3,765**	3,765
Share premium account	18	**63,350**	63,350
Other reserves	18	**51,163**	51,163
Profit and loss account	18	**(107,940)**	(108,137)
Equity shareholders' funds	19	**10,338**	**10,141**

Approved by the Board on 18 June 2003.
and signed on its behalf by

B M Riley
Director

The notes on pages 25 to 41 form part of these financial statements.

Company **Balance Sheet**

at 31 March 2003

	Notes	2003 £'000	2002 £'000
Fixed assets			
Tangible fixed assets	*10*	**69**	74
Investments in subsidiary undertakings	*11*	**66,920**	62,361
		66,989	62,435
Current assets			
Debtors	*13*	**6,530**	312
Cash at bank and in hand		**–**	5
		6,530	317
Creditors:			
Amounts falling due within one year	*14*	**(12,800)**	(549)
Net current liabilities		**(6,270)**	(232)
Net assets		**60,719**	62,203
Capital and reserves			
Called up equity share capital	*17*	**3,765**	3,765
Share premium account	*18*	**63,350**	63,350
Profit and loss account	*18*	**(6,396)**	(4,912)
Equity shareholders' funds		**60,719**	62,203

Approved by the Board on 18 June 2003.
and signed on its behalf by

B M Riley
Director

The notes on pages 25 to 41 form part of these financial statements.

Consolidated **Cash Flow Statement**

for the year ended 31 March 2003

		2003		2002	
	Notes	**£'000**	**£'000**	£'000	£'000
Net cash outflow from operating activities	*22(i)*		**(1,723)**		(1,635)
Returns on investment and servicing of finance					
Interest received		**100**		139	
Finance lease interest paid		**(12)**		(15)	
Other interest paid		**(83)**		(99)	
Net cash inflow from returns on investments and servicing of finance			**5**		25
Taxation					
UK Corporation tax received		**582**		-	
Net cash inflow from taxation			**582**		-
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		**(1,862)**		(657)	
Payments to acquire intangible fixed assets		**-**		(172)	
Proceeds from the sale of tangible fixed assets		**22**		37	
Net cash outflow from capital investment and financial investment			**(1,840)**		(792)
Acquisitions and disposals					
Sale of business	*24*	-		5,823	
Net cash inflow from acquisitions and disposals			-		5,823
Net cash (outflow) / inflow before management of liquid resources and financing			**(2,976)**		3,421
Management of liquid resources					
Cash withdrawn from money market deposits		**-**		1,686	
Net cash inflow from management of liquid resources			**-**		1,686
Financing					
Issue of share capital, net		**-**		(2)	
Repayment of loans	*22(iii)*	**(484)**		(345)	
Repayment of finance leases and hire purchase agreements	*22(iii)*	**(51)**		(75)	
Net cash outflow from financing			**(535)**		(422)
(Decrease) / increase in cash during the year	*22(iii)*		**(3,511)**		4,685

The notes on pages 25 to 41 form part of these financial statements.

1 Accounting Policies

Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards on a basis consistent with the prior year.

Basis of consolidation:

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries.

Acquisitions and disposals:

On the acquisition of a business, fair values are attributed to the Group's share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Prior to the adoption of Financial Reporting Standard 10, Goodwill and Intangible Assets, goodwill was written off to reserves and has not subsequently been reinstated. Any future goodwill arising will be capitalised on the balance sheet in the year of acquisition and amortised over its estimated useful life.

The profit or loss on the disposal of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged through the profit and loss account.

The results and cash flows relating to a business are included in the consolidated profit and loss account and consolidated cash flow statement from the date of acquisition or up to the date of disposal.

Turnover:

Turnover represents amounts receivable in respect of the sale of goods and services, licence agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. Turnover is partly recognised upon the shipment of products to the distributor with further amounts being recognised in accordance with the contractual terms upon the shipment to the end user. Certain medical products sold by the Group can be returned should they remain unused by their expiry date and provision is made for these items. Turnover is stated net of these provisions. All other income is recognised on a receivable basis.

Research and development expenditure:

Research and development expenditure, including patents developed and registered by the Group, is written off to the profit and loss account in the year in which it is incurred.

Intangible fixed assets:

Patents acquired, including associated acquisition costs, are accounted for at cost on acquisition and are amortised in equal annual amounts over their estimated useful economic lives (8 years).

Tangible Fixed Assets:

Cost of tangible fixed assets includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Depreciation of tangible fixed assets is provided to write off the cost over their estimated useful lives. The annual rates used are as follows:

Buildings and improvements	5% to 10% straight line
Plant	10% to 15% straight line
Computer equipment and software	20% to 33% straight line
Fixtures, fittings and motor vehicles	20% to 25% straight line

Land is not depreciated.

Gross interest costs relating to major tangible fixed assets under construction are included in the cost of such assets and are depreciated as part of the total cost. Rates of capitalisation depend on whether a specific loan has been taken out (when the actual interest rate and interest paid are used) or whether the construction has been financed by general borrowings (when a weighted average rate is calculated on all non-specific borrowings).

Investments:

Investments held as fixed assets are stated at cost less provision for any impairment in value.

Stocks:

Stocks are valued at the lower of cost and net realisable value. Cost comprises materials, direct labour and a share of production overheads appropriate to the relevant stage of production. Net realisable value is determined at the balance sheet date on commercially saleable products based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs. Research and development stocks are fully provided for in the profit and loss account for the year, and are reinstated as appropriate if the related products are brought into commercial use.

Deferred taxation:

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not they will be recovered. Deferred tax assets and liabilities are not discounted.

Foreign currencies:

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of foreign subsidiaries are translated at average rates of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the profits and losses of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses.

The principal exchange rates used for translation of foreign currencies were as follows:

	2003		2002	
	Average	**Year end**	Average	Year end
US dollar	**1.545**	**1.580**	1.432	1.426
Australian dollar	**2.748**	**2.619**	2.785	2.672

Assets, liabilities, revenues and costs expressed in foreign currencies are translated into sterling at rates of exchange ruling on the date on which transactions occurred, except for monetary assets and liabilities which are translated at the rate ruling at the balance sheet date. Differences arising on the translation of such items are dealt with in the profit and loss account with the exception of differences arising upon translation of balances which are considered to be as permanent as equity which are taken to reserves.

Leasing:

Assets acquired under finance leases are capitalised at their fair value on the inception of the lease. Depreciation on leased assets is calculated to write off this amount on a straight line basis over the shorter of the lease term and the useful life of the assets. Rentals payable are apportioned between the finance charge and a reduction of the outstanding obligation for future amounts payable so that the charge for each accounting period is a constant percentage of the remaining balance of the capital sum outstanding.

Rentals payable under operating leases are charged on a straight line basis over the term of the lease.

Grants:

Grants are taken to deferred income and are released to the profit and loss account in appropriate installments relating to the type and nature of expenditure they are intended to fund.

Pensions:

The Group operates a defined contribution pension scheme for all members of staff who wish to participate. The funds of the scheme are administered by trustees and are independent of the Group's finances. The Group's contributions are charged against profits on an accruals basis, in the period to which they relate.

Financial instruments:

The Group uses derivative instruments in the form of forward foreign exchange contracts to reduce exposure to foreign exchange risks. Gains or losses arising on these contracts are deferred and recognised in the profit and loss account only when the hedged transaction has itself been reflected in the Group's accounts.

The Group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures (other than those on currency risk relating to monetary assets and liabilities).

Loans are recorded at their net proceeds upon issue. Costs of issue are amortised over the period of the instrument.

2 Segmental Information

The turnover, net assets and profit/(loss) on ordinary activities are attributable to the principal activity of the Group, that being the development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases. The Group operates in the United Kingdom, United States of America and Australia and its turnover, operating loss and net assets by geographical origin are as follows:

	External turnover £'000	**Inter segment turnover £'000**	**Total 2003 £'000**	External turnover £'000	Inter Segment turnover £'000	Total 2002 £'000	**Operating (loss)/profit 2003 £'000**	Operating (loss)/profit 2002 £'000
United Kingdom	**1,301**	**9,165**	**10,466**	2,501	8,732	11,233	**(905)**	2,926
United States	**9,926**	**–**	**9,926**	5,386	–	5,386	**(64)**	(5,363)
Australia	**43**	**2,328**	**2,371**	37	1,834	1,871	**365**	335
	11,270	**11,493**	**22,763**	7,924	10,566	18,490	**(604)**	(2,102)

All the discontinued operations originated in the United Kingdom. The discontinued elements of external and inter segment turnover were £nil (2002: £963,000) and £nil (2002: £nil) respectively.

Net assets by geographical origin are as follows:

	Net operating assets £'000	**Net cash/ (debt) £'000**	**Net assets/ (liabilities) 2003 £'000**	Net operating assets £'000	Net cash/ (debt) £'000	Net assets/ (liabilities) 2002 £'000
United Kingdom	**11,935**	**1,777**	**13,712**	8,918	5,272	14,190
United States	**(5,743)**	**(184)**	**(5,927)**	(4,195)	(206)	(4,401)
Australia	**2,558**	**(5)**	**2,553**	744	(392)	352
	8,750	**1,588**	**10,338**	5,467	4,674	10,141

An analysis of turnover by geographical destination is as follows:

	Continuing operations £'000	**Discontinued Operations £'000**	**Total 2003 £'000**	Continuing Operations £'000	Discontinued operations £'000	Total 2002 £'000
United Kingdom	**54**	**–**	**54**	69	1	70
Rest of Europe	**1,503**	**–**	**1,503**	1,933	72	2,005
North America	**9,669**	**–**	**9,669**	4,786	889	5,675
Rest of the world	**44**	**–**	**44**	173	1	174
	11,270	**–**	**11,270**	6,961	963	7,924

An analysis of (loss)/profit on ordinary activities before taxation has not been presented as the directors consider the analysis of operating loss to be more meaningful. A reconciliation of operating loss and loss on ordinary activities before taxation is given in the consolidated profit and loss account.

Notes to the **Financial Statements**

for the year ended 31 March 2003

3 Operating (Loss)/Profit

The operating loss is stated after charging/(crediting):

	2003	2002
	£'000	£'000
Depreciation – owned assets	**882**	868
Depreciation – leased assets	**15**	64
Amortisation – intangible assets	**128**	26
Auditors' remuneration		
Audit	**65**	70
Other services	**165**	160
Operating leases – hire of plant & equipment	**46**	58
Operating leases – other	**437**	405
(Profit)/loss on disposal of tangible fixed assets	**(2)**	16
Release of deferred grant income	**(101)**	(55)
Staff costs (see note 4)	**5,004**	4,542

The audit fee relating to the parent company amounted to £13,000 (2002: £12,000).

In the prior year, an exceptional credit of £1,361,000 was recognised in the first half year within cost of sales, relating to the release of provisions to write raw material stock down to net realisable value and was offset in the second half year by excess production costs associated with increased activity to fulfil market demand.

Research and development costs in the prior year relating to continuing operations are stated after an exceptional credit of £674,000 arising from the reinstatement of stock fully provided for in the prior year, following FDA approval of DigiFab™ in August 2001. Cost of sales in the current and prior year includes the cost of the reinstated stock which has been sold.

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	2003		2002	
	£'000	**%**	£'000	%
Services as auditors				
– Statutory accounts	**65**	**28.3**	70	30.4
– US regulatory	**20**	**8.7**	20	8.7
	85	**37.0**	90	39.1
Further assurance services				
– Tax compliance	**23**	**10.0**	18	7.8
– Other	**18**	**7.8**	83	36.1
	41	**17.8**	101	43.9
Tax advisory services	**94**	**40.9**	39	17.0
Other non-audit services				
– Consulting services	**10**	**4.3**	–	–
	230	**100.0**	230	100.0

4 Staff Costs

The average number of persons, including directors, employed by the Group during the year was:

	2003 Number	2002 Number
Management	**25**	20
Administration	**15**	15
Research and production	**133**	109
Total	**173**	144

Their total remuneration was:

	2003 £'000	2002 £'000
Salaries	**4,343**	3,955
Social security costs	**327**	331
Pension costs	**334**	256
	5,004	4,542

Pension contributions of £5,000 (2002: £3,000) were included in accruals at the year end.

5 Directors' Remuneration and Interests in Shares and Share Options

A Directors' Remuneration

Details of directors' remuneration for the year are provided in the audited part of the Directors' Remuneration report on pages 16 to 18.

B Interests in Ordinary Shares

The directors' interests in the ordinary shares of the Company at 31 March 2003 were as follows:

	31 March 2003	31 March 2002
M S Brown	**3,167,317**	3,555,100
S M Wallis	**436,125**	436,125
A J Heath	**300,000**	300,000
D W Gration	**40,897**	40,897
M R B Gatenby	**26,666**	26,666
B M Riley	**14,814**	14,814
J C Christie	**1,163**	1,163
	3,986,982	4,374,765

All directors' interests in ordinary shares are beneficial, with the exception of 758,223 ordinary shares (2002: 758,223) held by M S Brown.

As at 18 June 2003, being the latest practicable date before the signing of these accounts, there were no changes to the directors' interests in ordinary shares.

M S Brown and A J Heath held warrants to subscribe for 29,075 (2002: 29,075) and 14,538 (2002: 14,538) ordinary shares respectively, at $2.07 per share. The warrants expired on 15 June 2003.

C Share Options

Details of directors' share options are provided in the Directors Remuneration Report on pages 13 to 18.

6 Interest Payable

	2003 £'000	2002 £'000
Finance lease and hire purchase agreements	**12**	15
Bank loans and overdrafts	**3**	2
4% convertible debentures	**–**	104
Notes payable to South Australian Minister for Primary Industries	**39**	42
Other	**41**	39
	95	202

7 Taxation

	2003 £'000	2002 £'000
Current Taxation		
UK Corporation tax credit for the current year	**170**	–
Deferred Taxation		
Increase in estimate of recoverable deferred tax asset	**191**	–
	361	–

The tax credit arising in the year was as a result of research and development expenditure claimed under the Finance Act 2000. No corporation tax charge arose in the prior year due to the utilisation of losses brought forward from previous years.

The weighted average standard rate of current tax for the year based on the average rate of corporation tax to the Group is 31.4% (2002: 31.7%). The actual charge for the current and previous year differs from the standard rate for the reasons set out in the following reconciliation:

	2003 £'000	2002 £'000
(Loss)/profit on ordinary activities before tax	**(599)**	2,867
Tax on (loss)/profit on ordinary activities at standard rate	**(188)**	908
Factors affecting credit for the period:		
Capital allowances for year in excess of depreciation	**(39)**	(35)
Other timing differences	**(419)**	(73)
Other expenditure/(income) not deductible for tax purposes	**17**	(340)
Additional tax credit for research and development expenditure incurred	**(128)**	(111)
Lower rate of tax on research and development credits surrendered	**13**	–
Addition to/(utilisation of) losses carried forward	**574**	(349)
Total actual amount of current tax	**(170)**	–

A deferred tax asset of £191,000 has been recognised at 31 March 2003 (2002: nil). This asset, which relates to trading losses incurred in Australia, has been recognised in the financial statements following the development of the Groups products during the past year and the directors are of the opinion, based on recent and forecast trading, that the level of profits in Australia in the forthcoming years will lead to the realisation of this asset.

The deferred tax asset recognised is set out in the following reconciliation:

	£'000
At 1 April 2002	–
Credited to the profit and loss account	191
At 31 March 2003	**191**

In addition to the losses on which a deferred tax asset has been recognised, the Group has additional taxable losses in Australia and other territories in which it operates which arose as a result of the research and development incurred during the start-up of the Group's activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognised in respect of these losses and other timing differences since the Group does not anticipate generating sufficient taxable profits to utilise these losses within the immediate future and consequently the timing of the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax assets not recognised, measured at a weighted average standard rate of 31.4%, is approximately £22 million (2002: approximately £22 million at 31.7%).

At 31 March 2003 the Group had tax losses, subject to the agreement of the Taxation Authorities, of approximately £70 million (2002: £68 million) available for offset against future taxable profits of the same trade. Of these losses, approximately £34 million (2002: £45 million) relates to Protherics Inc., and of these, the use of £18 million is restricted to US$1.5 million per year.

8 (Loss)/earnings per Share

Basic and fully diluted (loss)/earnings per share are based on attributable losses of £238,000 (2002: profits of £2,867,000) and a weighted average number of shares in issue during the year of 188,232,913 (2002: 178,119,748).

Share options and warrants are at present anti-dilutive.

9 Intangible Fixed Assets

Group	Patents £'000
Cost	
At 1 April 2002	1,030
Translation	(4)
At 31 March 2003	**1,026**
Amortisation	
At 1 April 2002	26
Charge for the year	128
Translation	(1)
At 31 March 2003	**153**
Net book value	
31 March 2003	**873**
31 March 2002	1,004

10 Tangible Fixed Assets

Group	Land & buildings £'000	Plant & machinery £'000	Furniture, fixtures & equipment £'000	Total £'000
Cost				
At 1 April 2002	4,411	3,969	1,584	9,964
Additions	216	1,442	293	1,951
Disposals	–	(23)	(39)	(62)
Translation	23	42	4	69
At 31 March 2003	**4,650**	**5,430**	**1,842**	**11,922**
Depreciation				
At 1 April 2002	2,301	2,613	786	5,700
Charge for the year	340	398	159	897
Disposals	–	–	(42)	(42)
Translation	9	12	(5)	16
At 31 March 2003	**2,650**	**3,023**	**898**	**6,571**
Net book value				
31 March 2003	**2,000**	**2,407**	**944**	**5,351**
31 March 2002	2,110	1,356	798	4,264

	2003 £'000	2002 £'000
Land & Buildings comprise:		
Freehold	**1,313**	1,453
Short Leasehold	**687**	657
	2,000	2,110

Plant and machinery includes cost of £381,000 (2002: £nil) in respect of assets in the course of construction.

The net book value of tangible fixed assets includes £302,000 (2002: £227,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £15,000 (2002: £64,000).

The net book value of tangible fixed assets includes capitalised interest of £114,000 (2002: £158,000). No interest was capitalised in the year and depreciation for the year amounted to £44,000 (2002: £46,000).

Company	Land & buildings £'000	Plant & machinery £'000	Total £'000
Cost			
At 1 April 2002	42	78	120
Additions	–	6	6
At 31 March 2003	**42**	**84**	**126**
Depreciation			
At 1 April 2002	42	4	46
Charge for the year	–	11	11
At 31 March 2003	**42**	**15**	**57**
Net book value			
31 March 2003	**–**	**69**	**69**
31 March 2002	–	74	74

11 Investments in Subsidiary Undertakings

Company	Shares £'000	Long term loans £'000	Total £'000
Cost			
At 1 April 2002	1,652	60,957	62,609
Net amounts advanced during the year	–	4,559	4,559
At 31 March 2003	**1,652**	**65,516**	**67,168**
Provision at 31 March 2003 and 1 April 2002	**(119)**	**(129)**	**(248)**
Net Book Value			
31 March 2003	**1,533**	**65,387**	**66,920**
31 March 2002	1,533	60,828	62,361

Details of subsidiary undertakings, all of which are consolidated, and are registered in England and Wales, unless noted, are as follows:

	% of ordinary shares held	Status
Direct holdings		
Protherics Molecular Design Limited	100	trading
Protherics Inc, (formerly Therapeutic Antibodies Inc.)	100	trading (incorporated in Delaware USA)
Proteus Biotechnology Limited	100	dormant
Genethics Limited	76	dormant
Indirect holdings		
Protherics UK Limited	100	trading
Protherics Australasia Pty Limited	100	trading (incorporated in Australia)
TAb (Wales) Limited	100	dormant
TAb (London) Limited	100	dormant
Polyclonal Antibodies Limited	100	dormant

All of the trading subsidiaries are engaged in the development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases.

12 Stocks

	Group	
	2003	2002
	£'000	£'000
Raw materials and consumables	**1,027**	589
Work in progress	**6,034**	3,152
Finished goods	**24**	238
	7,085	3,979

13 Debtors

	Group		Company	
	2003	2002	**2003**	2002
	£'000	£'000	**£'000**	£'000
Amounts falling due within one year:				
Trade debtors	**2,531**	762	**–**	–
Amounts owed by Group undertakings	**–**	–	**6,447**	216
Other debtors	**215**	279	**–**	24
Taxation recoverable	**88**	500	**–**	–
Deferred taxation	**191**	–	**–**	–
Prepayments and accrued income	**435**	431	**83**	72
	3,460	1,972	**6,530**	312

14 Creditors – amounts falling due within one year

	Group		Company	
	2003	2002	**2003**	2002
	£'000	£'000	**£'000**	£'000
Bank loans and overdrafts	**–**	–	**7**	–
Notes payable to South Australian Minister for Primary Industries (note 15)	**110**	99	**–**	–
Other Loans	**266**	282	**–**	–
Obligations under finance lease and hire purchase agreements (note 15)	**75**	50	**–**	–
Trade Creditors	**1,649**	715	**313**	270
Amounts owed to Group undertakings	**–**	–	**12,160**	77
Other taxation and social security	**97**	88	**104**	10
Other creditors	**494**	47	**2**	1
Accruals	**1,050**	1,487	**214**	191
Deferred income	**4,729**	3,415	**–**	–
	8,470	6,183	**12,800**	549

15 Creditors – amounts falling due after more than one year

	Group	
	2003	2002
	£'000	£'000
Loans:		
Notes payable to South Australian Minister for Primary Industries	**306**	382
Other	**231**	557
	537	939
Obligations under finance lease and hire purchase agreements	**180**	167
	717	1,106
Repayment of loans:		
In one year or less, or on demand	**376**	381
In more than one year, but not more than two years	**351**	404
In more than two years, but not more than five years	**156**	505
In more than five years	**30**	30
	913	1,320

Obligations under finance leases and hire purchase agreements bear interest at normal commercial rates and fall due as follows:

	Group	
	2003	2002
	£'000	£'000
Less than one year	**75**	50
Within one to two years	**77**	45
Within two to five years	**103**	122
	255	217

The notes payable to the South Australian Minister for Primary Industries (the Minister) are secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual installments, with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually.

The other loans are secured upon the patent shown in the consolidated balance sheet and are repayable by monthly installments, the final being due in January 2005. The interest rate is variable and reset quarterly based upon the lower of 7% and the Prime lending rate in the United States.

16 Deferred Taxation

A provision for deferred taxation is not required and there is no potential liability for deferred taxation (2002: £nil).

17 Share Capital

	Group and Company 2003 No. Shares	Group and Company 2003 £'000	Group and Company 2002 No. Shares	Group and Company 2002 £'000
Authorised				
Ordinary shares of 2p each	**300,000,000**	**6,000**	295,000,000	5,900
Allotted, called–up and fully paid				
Ordinary shares of 2p each	**188,232,913**	**3,765**	188,232,913	3,765

At 31 March 2003 there were unexercised warrants for 887,008 (2002: 887,008) ordinary shares. These warrants expire between 15 June 2003 and 9 November 2003 and are exercisable at prices between $0.45 and $2.14 per share.

Details of outstanding share options are as follows:

Date exercisable	At 1 April 2002	Granted	Exercised	Cancelled or expired	At 31 March 2003	Exercise price (p)
Individual unapproved						
22 Dec 2002 to 21 Dec 2009	600,000	–	–	–	**600,000**	39.00
9 July 2002 to 8 July 2010	–	25,000	–	–	**25,000**	40.00
9 July 2002 to 8 July 2010	–	15,000	–	–	**15,000**	25.00
9 July 2002 to 31 May 2007	–	3,850	–	–	**3,850**	US$6.00
Approved scheme						
21 July 1997 to 20 July 2004	23,535	–	–	–	**23,535**	154.66
25 July 1998 to 24 July 2005	52,955	–	–	–	**52,955**	68.83
28 Jan 2003 to 27 Jan 2010	72,838	–	–	8,363	**64,475**	37.50
28 Feb 2004 to 27 Feb 2011	384,000	–	–	41,000	**343,000**	43.50
Unapproved scheme						
19 July 1999 to 18 July 2003	248,250	–	–	–	**248,250**	66.66
20 Aug 1999 to 19 Aug 2003	87,110	–	–	–	**87,110**	57.40
23 Jan 2001 to 22 Jan 2004	297,646	–	–	–	**297,646**	41.66
20 Jan 2001 to 19 Jan 2004	6,751	–	–	–	**6,751**	76.84
22 June 2001 to 21 June 2008	275,000	–	–	–	**275,000**	46.00
23 Dec 2001 to 22 Dec 2005	10,305	–	–	–	**10,305**	45.00
22 Dec 2002 to 21 Dec 2009	565,000	–	–	25,000	**540,000**	39.00
27 Jan 2003 to 26 Jan 2010	89,419	–	–	1,510	**87,909**	37.50
2 Aug 2003 to 1 Aug 2010	2,908	–	–	–	**2,908**	28.50
22 Feb 2004 to 21 Feb 2011	1,530,000	–	–	100,000	**1,430,000**	43.50
16 Jan 2005 to 15 Jan 2012	2,399,000	–	–	30,000	**2,369,000**	39.50
9 July 2005 to 8 July 2012	–	500,000	–	–	**500,000**	25.00
14 Jan 2006 to 13 Jan 2013	–	100,000	–	–	**100,000**	21.00
Savings related options						
1 Oct 2003 to 31 Mar 2004	47,260	–	–	–	**47,260**	36.50
1 Apr 2003 to 31 Oct 2003	80,592	–	–	5,166	**75,426**	37.50
1 Apr 2005 to 31 Oct 2005	114,300	–	–	18,000	**96,300**	37.50
Protherics PLC option plan for Therapeutic Antiobodies employees						
27 Jan 2000 to 29 June 2008	166,222	–	–	–	**166,222**	156.0 to 417.0
	7,053,091	643,850	–	229,039	**7,467,902**	

Therapeutic Antibodies former employees and consultants

In addition to the above, options over up to 577,714 shares (2002: 577,714) previously held under the Therapeutic Antibodies 1990 Plan may be granted upon request by Therapeutic Antibodies former employees and consultants under the terms of the Merger Agreement dated 20 May 1999. Option prices range from $3.00 to $6.99 per share and may be exercised at various dates from 17 March 1992 to 15 Dec 2006.

S M Wallis and M Brown Options

In addition to the above, S M Wallis had an arrangement granting an option on up to 6,054,338 ordinary shares at 39.5p per share which expired unexercised on 31 March 2003. M Brown holds options over 46,520 ordinary shares at $3.86 per share and 104,670 ordinary shares at $5.15 per share under the Therapeutic Antibodies 1990 plan. Full details have been provided in the remuneration report on page 18.

18 Reserves

	Group and Company Share Premium £'000	Group Merger Reserve £'000	Profit and Loss account Group £'000	Profit and Loss account Company £'000
At 1 April 2002	63,350	51,163	(108,137)	(4,912)
Exchange movement	–	–	435	–
Retained (loss) for the year	–	–	(238)	(1,484)
At 31 March 2003	**63,350**	**51,163**	**(107,940)**	**(6,396)**

Goodwill on acquisition written off in prior periods amounts to £1,909,000. In accordance with section 230 (1-4) of the Companies Act 1985, a separate profit and loss account for the Company is not presented. Of the retained loss for the year of the Group, £1,484,000 has been dealt with in the accounts of the Company.

19 Reconciliation of Movement in Equity Shareholders' Funds

	Group	
	31 March 2003 £'000	31 March 2002 £'000
(Loss)/profit for the financial year	**(238)**	2,867
Currency translation differences on foreign currency equity investments	**435**	18
Issue of shares	**–**	3,285
Net increase in shareholders' funds	**197**	6,170
Opening shareholders' funds	**10,141**	3,971
Closing shareholders' funds	**10,338**	10,141

20 Capital Commitments

At the year end the Group had capital commitments of £356,000 (2002: £518,000) authorised but not provided for.

21 Financial Commitments

At 31 March 2003 the Group had the following annual commitments in respect of operating leases which expire:

	Property		Other	
	2003 £'000	2002 £'000	**2003 £'000**	2002 £'000
Within one year	**83**	37	**9**	17
Within two to five years	**51**	309	**20**	14
	134	346	**29**	31

22 Notes to the Consolidated Cash Flow Statement

(i) Reconciliation of operating loss to net cash outflow from operating activities

	31 March 2003 £'000	31 March 2002 £'000
Operating loss	**(604)**	(2,102)
Depreciation and amortisation	**1,025**	958
(Profit)/loss on disposal of tangible fixed assets	**(2)**	16
Deferred grant income	**(101)**	(55)
Grant received	**122**	–
Increase in stocks	**(3,092)**	(2,295)
Increase in debtors	**(1,677)**	(388)
Increase in creditors	**2,606**	2,264
(Profit) on sale of current asset investments	**–**	(33)
Net cash outflow from operating activities	**(1,723)**	(1,635)

(ii) Reconciliation of net cash flow to movement in net funds

	31 March 2003 £'000	31 March 2002 £'000
(Decrease)/increase in cash	**(3,511)**	4,685
Cash (inflow) from management of liquid resources	**–**	(1,686)
Cash outflow from financing	**535**	420
(Decrease)/increase in net funds resulting from cash flows	**(2,976)**	3,419
Conversion of loan notes into shares	**–**	3,034
New loans in respect of patents purchased	**–**	(858)
New finance lease and hire purchase agreements	**(89)**	(302)
Finance leases disposed of with business	**–**	256
Foreign exchange differences	**(21)**	31
(Decrease)/increase in net funds in the year	**(3,086)**	5,580
Net funds brought forward	**4,674**	(906)
Net funds carried forward	**1,588**	4,674

(iii) Analysis of net funds

	At 1 April 2002 £'000	Cashflow £'000	Non-cash changes £'000	Foreign exchange differences £'000	**At 31 March 2003 £'000**
Cash at bank and in hand	6,211	(3,511)	–	56	**2,756**
	6,211	(3,511)	–	56	**2,756**
Loans – amounts falling due in less than one year	(381)	30	–	(25)	**(376)**
Loans – amounts falling due in more than one year	(939)	454	–	(52)	**(537)**
Obligations under finance lease and hire purchase agreements	(217)	51	(89)	–	**(255)**
	4,674	(2,976)	(89)	(21)	**1,588**

Cash at bank and in hand represent cash and deposits held at financial institutions that can be accessed with notice not exceeding 24 hours.

Non-cash changes to finance leases and hire purchase agreements relate to new agreements entered into during the year.

23 Contingent Liabilities

The Company has guaranteed certain operating leases, finance leases and hire purchase agreements entered into by subsidiary companies.

24 Sale of business

On 12 July 2001 the Group sold its computer aided molecular design division (CAMD) to Tularik for 400,000 shares. Tularik is listed in the USA on NASDAQ. These shares were subsequently sold to finance working capital requirements. The cash effects of the disposal are shown below.

	£'000
Tangible fixed assets	1,014
Loans and finance leases	(256)
	758
Profit on disposal	5,032
Valuation of net consideration received on date of disposal of CAMD	5,790
Satisfied by:	
Shares in Tularik Inc.	6,292
Cash sale costs	(502)
	5,790
Profit on subsequent disposal of shares	33
Cash received on disposal of shares	5,823

It is anticipated that the profit generated on the sale will be wholly relieved by available tax losses and reliefs.

25 Financial Instruments

The Group's financial instruments comprise borrowings, cash and liquid resources, forward foreign currency contracts and various items, such as trade debtors and trade creditors, that arise directly from its operations.

It is, and has been throughout the period under review, the Group's policy that no speculative trading in derivative financial instruments shall be undertaken.

Interest Rate Risk

The Group finances its operations through a mixture of equity and borrowings. Its ability to borrow is restricted by the nature of its activities. Whether to borrow on fixed or floating rate terms is one of several components of any decision to borrow on particular terms. Additional considerations include the level of interest rates proposed, the maturity profile and potential conversion rights.

As such the Group does not have a policy in relation to interest rates in isolation. However, by holding a mix of fixed and floating rate financial liabilities, the Group seeks to mitigate partially against increased interest rates whilst maintaining a degree of flexibility to benefit from decreasing rates of interest.

Liquidity Risk

The Group's principal policy in managing liquidity risk is to align the maturity profile of its anticipated net revenue stream with that of its financial assets and liabilities taking into account the commercial risk inherent in its product portfolio as detailed in the Chief Executive's Review on pages 4 to 7.

At 31 March 2003, the Group held net cash balances of £2.8 million. Of this amount, £1.2 million was invested in overnight money market deposits so as to maximise returns received.

Foreign Currency Risk

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. The Group has overseas subsidiaries in the USA and Australia whose revenues, expenses, assets and liabilities are denominated in US dollars and Australian dollars respectively. In order to protect the Group's sterling balance sheet from movements in exchange rates, Group companies have borrowed funds in their local currency.

The company has decided to opt to exclude short term trade debtors and creditors from the following analyses (other than the currency exposure disclosures) as allowed under FRS 13.

Financial assets

Financial assets comprise cash balances and money market deposits which attract variable rates which are based on market rates in each country. An analysis of financial assets by currency is as follows:

	31 March 2003 £'000	31 March 2002 £'000
Financial assets by currency		
Sterling	**2,005**	5,484
US Dollar	**313**	603
Australian Dollar	**438**	124
	2,756	6,211

All financial assets mature within one year, or on demand.

Borrowing Facilities

The Group had an undrawn committed facility of £2,000,000 available at 31 March 2003 (2002 – £nil) which was secured by a mortgage on the Group's property in Wales and a floating charge over the assets of the Group. The facility expired on 31 May 2003.

Financial Liabilities

The Group held the following financial liabilities at 31 March 2003:

	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed rate financial liabilities £'000	Floating rate financial liabilities £'000	Non interest bearing financial liabilities £'000	31 March 2003 Total £'000
Currency						
Sterling	4.8	10.8	229	–	–	229
US Dollar	–	–	–	497	–	497
Australian Dollar	2.0	7.3	26	385	31	442
Total	**4.6**	**10.4**	**255**	**882**	**31**	**1,168**

The Group held the following financial liabilities at 31 March 2002:

	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed rate financial liabilities £'000	Floating rate financial liabilities £'000	Non interest bearing financial liabilities £'000	31 March 2001 Total £'000
Currency						
Sterling	5.0	11.3	212	–	–	212
US Dollar	–	–	–	808	–	808
Australian Dollar	1.0	8.3	5	482	30	517
Total	**4.9**	**11.2**	**217**	**1,290**	**30**	**1,537**

A maturity profile of financial liabilities, which include loan notes and obligations under finance leases and hire purchase obligations is presented in note 15.

Floating rate borrowings are based on interbank rates in each country.

Fair Value of Financial Assets and Financial Liabilities

The book value and the fair value of money market deposits equate due to their short-term nature. The fair value of forward foreign currency contracts, based on closing exchange rates at the year end, was an asset of £484,000, compared to a book value of £41,000 (2002: liability of £25,000, compared to a book value of £nil). The fair value of all other items has been calculated by discounting expected future cash flows at prevailing interest rates, and is not materially different from their book value.

Currency profile

The main functional currencies of the Group are sterling, the US dollar and the Australian dollar. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts used to manage currency exposure. The amounts show the transactional (or non structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved.

	31 March 2003					31 March 2002			
	Sterling denominated £'000	**Australian Dollar denominated £'000**	**US Dollar denominated £'000**	**Euro Denominated £'000**	**Total £'000**	Sterling denominated £'000	Australian Dollar denominated £'000	US Dollar Denominated £'000	Total £'000
Functional Currency									
Sterling	**–**	**(4,681)**	**2,327**	**(53)**	**(2,407)**	–	(270)	4,193	3,923
Australian Dollar	**–**	**–**	**–**	**–**	**–**	(3,013)	–	–	(3,013)
US Dollar	**(3,057)**	**–**	**–**	**–**	**(3,057)**	(2,935)	–	–	(2,935)
	(3,057)	**(4,681)**	**2,327**	**(53)**	**(5,464)**	(5,948)	(270)	4,193	(2,025)

Hedging

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. At 31 March 2003, there were unrecognised profits of £443,000 (2002: unrecognised losses of £25,000). As in the prior year, these forward foreign currency contracts are due to expire within 12 months of the balance sheet date.

26 Important Event Occurring After The End Of The Year

On 2 May 2003, the Company announced that it had reached agreement on the terms of a recommended offer for Enact Pharma plc ("Enact"), the OFEX traded biopharmaceutical company and this offer was declared unconditional as to acceptances on 29 May 2003. The consideration for this offer was the issue of £17.05 of Protherics convertible loan notes and the distribution of 5.93 New Opportunities Investment Trust shares currently held by Enact for every 100 Enact shares, valuing the existing share capital of Enact at approximately £7.9 million.

In parallel with the offer, the Company announced a fully underwritten Cash Placing and Open Offer to raise £3 million, the proceeds of which will be used to provide additional working capital for the enlarged Group.

Independent Auditors' Report to the **Shareholders of Protherics PLC**

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies within note 1 to the accounts. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the chairman's statement, the Chief Executive Officer's review, financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2003 and of the loss and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester

18 June 2003

Statement of **Directors' Responsibilities**

United Kingdom Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the Protherics website are the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Financial Summary

	2003	2002	2001	2000	1999
	£'000	£'000	£'000	£'000	£'000
Turnover	**11,270**	7,924	4,186	1,598	2,847
(Loss)/profit on ordinary activities after taxation	**(238)**	2,867	(6,206)	(15,454)	(13,017)

Notice of **Annual General Meeting**

Notice is hereby given that the annual general meeting of Protherics plc will be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA on Thursday 24 July 2003 at 11.30 a.m., for the following purposes:-

ORDINARY BUSINESS

1. To receive the accounts for the year ended 31 March 2003, together with the reports of the directors and auditors thereon. **(Resolution 1)**
2. To appoint Tony Atkinson as a director, having been appointed since the last annual general meeting. **(Resolution 2)**
3. To appoint Michael Peagram as a director, having been appointed since the last annual general meeting. **(Resolution 3)**
4. To reappoint Stuart Wallis as a director. **(Resolution 4)**
5. To reappoint David Gration as a director. **(Resolution 5)**
6. To reappoint Andrew Heath a director. **(Resolution 6)**
7. To reappoint James Christie as a director. **(Resolution 7)**
8. To reappoint Barry Riley as a director. **(Resolution 8)**
9. To reappoint PricewaterhouseCoopers LLP as auditors of the Company (having previously been appointed by the board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the directors to set their remuneration. **(Resolution 9)**

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions of which numbers 10, 11 and 12 will be proposed as ordinary resolutions and numbers 13 and 14 will be proposed as special resolutions:-

10. To approve the directors' remuneration report for the financial year ended on 31 March 2003. **(Resolution 10)**
11. That the authorised share capital of the Company be increased to £6,270,000 by the creation of 13,500,000 ordinary shares of 2p each, to rank pari passu with the existing authorised but unissued ordinary shares of 2p each in the capital of the Company. **(Resolution 11)**
12. That the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the said Act) up to an aggregate nominal amount of £1,380,236, this authority to expire at the conclusion of the annual general meeting of the Company to be held in 2004 (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired). This authority shall be in substitution for and shall replace any existing authority pursuant to the said section 80 to the extent not utilised at the date this resolution is passed. **(Resolution 12)**
13. That subject to the passing of resolution 12 above, the directors be and are hereby empowered to allot equity securities (as defined in section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by resolution 12 above as if section 89(1) of the said Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:-

    (a) in connection with a rights issue in favour of ordinary shareholders and holders of any other class of equity securities where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares and any other class of equity securities held by such holders but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

    (b) otherwise than pursuant to (a) above, up to an aggregate nominal amount of £207,035

    and this power shall expire at the conclusion of the annual general meeting of the Company to be held in 2004 save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired. **(Resolution 13)**

14. That the maximum aggregate sum to be paid to the directors of the Company by way of fees for their services, as contained in Article 87 of the Company's articles of association, be increased to £200,000, and the said articles be amended accordingly. **(Resolution 14)**

BY ORDER OF THE BOARD

B M Riley
Secretary

18 June 2003

Registered Office:
The Heath Business & Technical Park
Runcorn
Cheshire WA7 4QF

NOTES:

Proxies

1. Only holders of ordinary shares are entitled to attend and vote at this meeting. A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll to vote) instead of him or her. Forms of proxy need to be deposited with the Company's registrar, Neville Registrars Limited, Neville House, 18 Laurell Lane, Halesowen, West Midlands B63 3BR not later than 48 hours before the time of the meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the meeting.

Documents on display

2. The register of directors' interests in the share capital and debentures of the Company, together with copies of service and consultancy agreements of the directors with the Company or any of its subsidiaries are available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the annual general meeting and will be available for inspection at the place of the annual general meeting for at least 15 minutes prior to and during the meeting.

Right to attend and vote

3. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of holders of the ordinary shares of the Company by no later than 11.30 a.m. on 22 July 2003, being 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Explanatory Notes to the **Notice of Annual General Meeting**

EXPLANATORY NOTES:

1. **Resolutions 2 and 3.** Tony Atkinson and Michael Peagram will be appointed as directors of the Company following the offer by the Company for Enact Pharma plc. Pursuant to the Company's articles of association, they are offering themselves for re-election at the first annual general meeting following their appointment.
2. **Resolutions 4 to 8.** Under the Company's articles of association, directors must offer themselves for re-election at the third annual general meeting following the meeting at which they were last elected. Stuart Wallis, David Gration, Andrew Heath, James Christie and Barry Riley were last elected at the 2000 annual general meeting and accordingly are now standing for re-election.
3. **Resolution 10.** This resolution is to approve the directors' remuneration report for the financial year ended on 31 March 2003. You can find the report on pages 13 to 18 of the annual report and accounts for the year ended 31 March 2003.
4. **Resolution 11.** This resolution, to increase the existing authorised share capital of the Company from £6,000,000 to £6,270,000, an increase of 4.5 per cent., is necessary in order to provide sufficient authorised but unissued shares to satisfy the exercise of options under the Company's employee share schemes, the exercise of warrants, the conversion of the convertible loan notes issued pursuant to the offer by the Company for Enact Pharma plc and upon any exercise of the authority proposed to be granted pursuant to resolution 12 below.
5. **Resolution 12.** Your directors may only allot shares or grant rights over shares if authorised to do so by shareholders. Resolution No. 12 will be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £1,380,236, representing 33.3 per cent. of the total issued ordinary share capital as at the date of the notice of annual general meeting. If given, this authority will expire at the annual general meeting to be held in 2004. Other than in respect of the Company's obligations under its employee share schemes and outstanding warrants and pursuant to conversion of the convertible loan notes issued pursuant to the offer by the Company for Enact Pharma plc, the directors have no present intention of issuing any of the authorised but unissued share capital of the Company.
6. **Resolution 13.** Your directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. Resolution No. 13 will be proposed as a special resolution to grant such authority. Apart from rights issues, the authority will be limited to the issue of shares up to an aggregate nominal value of £207,035 (being five per cent. of the issued ordinary share capital at the date of the notice of annual general meeting). If given, this authority will expire at the conclusion of the annual general meeting to be held in 2004.
7. **Resolution 14.** Current best practice in corporate governance places increased responsibility on non-executive directors and requires that a strong independent non-executive presence is maintained on the Board of Directors. The Articles of Association currently permit the payment of £100,000 per annum for directors' fees (excluding salaries for executive directors and payments for consultancy services). Resolution 14 will be proposed as a special resolution to increase the maximum level of directors' fees to £200,000 per annum in order to enable the Company to ensure that a strong independent non-executive element is maintained on the board, and to facilitate the recruitment of non-executive directors of a suitable standard.

Form of **Proxy**

Protherics PLC
Annual General Meeting, 24 July 2003 at 11.30 a.m.

Please read the notes below before completing this form.

Any amendments to this form should be initialled by the signatory.

I/We (name(s) in full) ....

of (address(es)) ....

being (a) member(s) of the above-named Company, hereby appoint the Chairman of the meeting, or failing him

....

as my/our proxy to vote for me/us on my/our behalf at the 2003 Annual General Meeting of the Company to be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA on Thursday 24 July 2003 at 11.30 a.m., and at any adjournment thereof.

Please indicate in the boxes below how you wish your votes to be cast.

		For	Against
Resolution 1	To receive the accounts for the year ended 31 March 2003, together with the reports of the directors and auditors thereon.		
Resolution 2	To appoint Tony Atkinson as a director.		
Resolution 3	To appoint Michael Peagram as a director.		
Resolution 4	To reappoint Stuart Wallis as a director.		
Resolution 5	To reappoint David Gration as a director.		
Resolution 6	To reappoint Andrew Heath as a director.		
Resolution 7	To reappoint James Christie as a director.		
Resolution 8	To reappoint Barry Riley as a director.		
Resolution 9	To reappoint Pricewaterhouse Coopers LLP as auditors of the Company and to authorise the directors to set their remuneration.		
Resolution 10	To approve the directors' remuneration report for the financial year ended on 31 March 2003.		
Resolution 11	To increase the authorised share capital of the Company.		
Resolution 12	To authorise the directors to allot relevant securities.		
Resolution 13	To disapply statutory pre-emption rights.		
Resolution 14	To amend the Articles in relation to the maximum aggregate sum to be paid to the directors of the Company by way of fees.		

Signature .... Date ....

Notes to the Form of Proxy

1. You may appoint one or more proxies of your own choice, if you are unable to attend the meeting but would like to vote. If such an appointment is made, delete the words "the Chairman of the meeting" and insert the name(s) of the person or persons appointed as proxy/proxies in the space provided. A proxy need not be a member of the Company. If no name is entered, the return of this form duly signed will authorise the Chairman of the meeting to act as your proxy.
2. In the case of a corporation, this form of proxy must be executed under its common seal or under the hand of a duly authorised officer or attorney.
3. In order that this form of proxy shall be valid, it must be deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or a copy certified in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the directors), at Neville Registrars Limited, Neville House, 18 Laurell Lane, Halesowen, West Midlands B63 3BR, not later than 48 hours before the time appointed for the meeting. The completion and return of a form of proxy will not, however, preclude shareholders from attending and voting in person at the meeting or at any adjournment thereof, should they wish to do so.
4. If two or more persons are jointly entitled to a share conferring the right to vote, any one of them may vote at the meeting either in person or by proxy, but if more than one joint holder is present at the meeting either in person or by proxy, the one whose name stands first in the register of members in respect of the joint holding shall alone be entitled to vote in respect thereof. In any event, the names of all joint holders should be stated on the form of proxy.
5. If this form is returned without any indication as to how the person(s) appointed shall vote on the resolutions, such person(s) will exercise his/her/their discretion as to how to vote or whether to abstain from voting.
6. Unless instructed otherwise, the proxy may also vote or abstain from voting as he or she thinks fit on any other business which may properly come before the meeting (including amendments to resolutions).

Third Fold (Tuck in)

BUSINESS REPLY SERVICE
Licence No. BM 3865



Neville Registrars Limited
Neville House
18 Laurel Lane
Halesowen
West Midlands
B63 3BR

Second Fold

First Fold

Designed by **Accrue**, telephone: 01608 687001.
Produced by **Imprima de Bussy**, telephone: 0121 446 4721.



ɔtherics PLC
ɜ Heath Business and Technical Park
ncorn, Cheshire WA7 4QF

+44 (0)1928 518000
ː +44 (0)1928 518002
ɓ www.protherics.com
ail information@protherics.com

gistered in England No. 2459087